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                            June 7, 2024

       Ann Kappler
       Executive Vice President, General Counsel & Chief Compliance Officer Prudential Financial Inc.
       751 Broad Street
       Newark, New Jersey 07102

                                                        Re: Prudential
Financial Inc.
                                                            Amendment No. 1 to
Form 8-K filed February 21, 2024
                                                            File No. 001-16707

       Dear Ann Kappler:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Current Report on Form 8-K filed February 13, 2024, as amended February 21, 2024

       General

   1. We note the statement that you experienced a cybersecurity incident that has not had a material impact on your
operations. Please advise us as to why you determined to file under Item 1.05 of Form
8-K given the statement that the incident has not had a material impact on your
operations, and you have not determined the incident is reasonably likely to materially impact
your financial condition or results of operations.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Geoffrey Kruczek at 202-551-3641 or James Lopez at 202-551-3536 with any other questions.
 Ann Kappler
Prudential Financial Inc.
June 7, 2024
Page 2




                                         Sincerely,
FirstName LastNameAnn Kappler
                                         Division of Corporation Finance
Comapany NamePrudential Financial Inc.
                                         Office of Finance
June 7, 2024 Page 2
cc:       Brian P. Spitser
FirstName LastName